July 7, 2005

Via Facsimile ((817) 878-3672) and U.S. Mail

Patrick H. O`Neill, Esq.
USHEALTH Group, Inc.
3100 Burnett Plaza, Unit 33
801 Cherry Street
Fort Worth, TX  76102

RE: 	USHEALTH Group, Inc.
	Amended Schedule 13E-3
	Filed June 22, 2005
      File No. 005-34630

      Amended Form 10-K for fiscal year ended December 31, 2004
      Filed June 22, 2005
      File No. 0-10873

Dear Mr. O`Neill:

      We have reviewed the above filings and have the following
comments.
Schedule 13E-3
1. We note your response to comment 1 in our prior letter. You response does not address the terms of Mr. Cutler`s employment agreement as it relates to his ability to obtain an equity stake in the company after the merger. Although you note that Mr. Cutler`s employment agreement currently allows him to earn shares equal to 15%
of outstanding equity, it is unclear whether this will be possible after the acquisition. Please explain. Further to the issue of whether Mr. Cutler should be a filing person on the Schedule 13E-3, we consider officers and directors of the issue to be affiliates. We focus on the extent of such affiliates` equity interest in the issuer after the relavnt transaction in determining "engagement." Please review Section II.D.3 of the Division of Corporation Finance`s "Current Issues and Rulemaking Projects" outlining (November 14,
2000), available on our Web site at www.sec.gov., before providing your revised analysis.
2. We note your response to comment 2. We continue to believe that
Credit Suisse First Boston should be added as a filing person on the
Schedule 13E-3. In this regard, CSFB controls the issuer indirectly through its intermediaries, which results in CSFB being an affiliate engaged in this transaction. Please add CSFB as a filing person on
Schedule 13E-3 or provide us with additional information that supports your stated position, including the extent of CSFB`s involvement in the daily operations of its intermediaries, whether the intermediaries have a business purpose and operations other than holding the securities of the issuer, whether the intermediaries` board of directors are made up of directors independent of CSFB and the boards are in fact independent from CSFB. We note additionally that all but one of the executive officers, directors or managers of the filing persons and the persons controlling the filing persons appear to also hold positions with CSFB or its affiliates.

Special Factors

Fairness of the Merger

EBITDA Multiple Valuation, page 11
3. We note your increase of the December 31, 2004 shares outstanding by expected option grants from approximately 51 million shares to approximately 72 million shares (an increase of approximately 40%).
Please tell us the number of options granted to date during 2005. Also, explain the apparent discrepancy between this estimate of options to be granted, on the one hand, and your disclosure that an additional pool of 20% of your shares (or approximately 10 million shares) would be reserved for issuance to management and your response to comment 1 that the pool of reserved shares would in fact be distributed among numerous employees. Has the reserved pool amount more than doubled?
4. Please explain the significance of the enterprise value concept and describe how it is determined. Also, disclose the source for your EBITDA estimates for the comparable companies for 2005.
5. Explain why your list of comparable companies is different for each analysis.

Net Book Value Multiple Valuation, page 13
6. Please explain the use of the return on equity concept in terms that an average investor may understand. Also, revise the second table in this section to show how you arrived at the equity value per share based on the other components of the table.
7. We reissue the last sentence of comment 13. Tell us what consideration you gave to providing a more recent calculation of net book value.

Fairness of the Merger - Position of the Filing Persons as of the Fairness of the Merger

EBITDA Multiple Valuation, page 9
8. Explain the significance of the enterprise value and describe how it is calculated. Also, list the source of the EBITDA multiples in
2004 and 2005E and describe how you arrived at the multiples.

Net Book Value Multiple Valuation, page 11
9. Explain how you determined the return on equity for each comparable company. Also explain how you arrived at your equity value per share of $0.21.

Earnings Multiple Valuation, page 15
10. Disclose the source for your earnings per share estimates for the comparable companies for 2005.
11. Please show the equity value per share as of December 31, 2004 or explain in your disclosure why such information is not relevant.

Liquidation Value Analysis, page 13
12. We reissue comment 17. Please disclose the statement of your counsel to the Staff that SSH management believed a liquidation analysis would have resulted in an amount that is less than the company`s going concern value.
13. Refer to prior comment 20. Please revise your disclosure to describe the consideration given by the filing persons to historical and current trading prices.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December
31,
2004

Exhibit 31 - Certifications pursuant to Section 302 of the
Sarbanes-
Oxley Act of 2002
14. As your amendment included "other financial information," please amend the filing to revise these certifications so that they include the third paragraph of the certification.

************************************

      Please amend your Schedule 13E-3 in response to these
comments.
You may wish to provide us with marked copies of the amendment to
expedite our review.   Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.






      Please contact the undersigned at (202) 551-3619 or, in his absence, Christina Chalk, Special Counsel, at (202) 551-3263 with any questions regarding the Schedule 13E-3. You may contact Ibolya Ignat, Staff Accountant at 202-824-5528 (202-551-3656 after May 12,
2005) or Oscar M. Young, Senior Accountant at 202-942-2902 (202-
551-
3622 after May 13, 2005) with any questions regarding the Form 10-
K.


							Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers and
Acquisitions
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Patrick H. O'Neill, Esq.
USHEALTH Group, Inc.
July 7, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE